UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 4)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PFIZER INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.05 Par Value

(Title of Class of Securities)

717081103

(CUSIP Number of Class of Securities)

Amy W. Schulman

Executive Vice President

and General Counsel

Pfizer Inc.

235 East 42nd Street

New York, New York 10017-5755

(212) 733-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stacy J. Kanter, Esq.

Thomas W. Greenberg, Esq.

Skadden Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$12,886,481,522	$1,757,716

(1)	This valuation assumes the acquisition of up to 433,450,438 shares of common stock, par value $0.05 per share, of Pfizer Inc. in exchange for shares of Class A common stock, par value $0.01 per share, of Zoetis Inc. held by Pfizer Inc. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $29.73, the average of the high and low sale prices of Pfizer Inc. common stock on the New York Stock Exchange on May 21, 2013 and (ii) 433,450,438, the maximum number of shares of Pfizer Inc. common stock to be acquired in the exchange offer (based on the indicative exchange ratio of 0.9251 in effect following the close of trading on the New York Stock Exchange on May 21, 2013, the last trading day prior to commencement of the exchange offer).
(2)	Computed in accordance with Rule 0-11(a)(4) and Rule 0-11(b) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,825,151	Filing Party: Zoetis Inc.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-188750).	Date Filed: May 22, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pfizer Inc. (“Pfizer”), a Delaware corporation with the Securities and Exchange Commission (the “SEC”) on May 22, 2013, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed by Pfizer with the SEC on June 3, 2013, Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed by Pfizer with the SEC on June 17, 2013 and Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed by Pfizer with the SEC on June 19, 2013 (as so amended, this “Schedule TO”). This Schedule TO relates to the offer by Pfizer to exchange up to 400,985,000 shares of Class A common stock, par value $0.01 per share (“Zoetis common stock”), of Zoetis Inc. (“Zoetis”), a Delaware corporation, for shares of common stock, par value $0.05 per share (“Pfizer common stock”), of Pfizer, upon the terms and subject to the conditions set forth in the Prospectus, dated June 17, 2013 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Zoetis has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-188750), as amended (the “Registration Statement”) to register the shares of Zoetis common stock offered in exchange for shares of Pfizer common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 12:00 midnight, New York City time, on June 21, 2013. Under the terms of the Exchange Offer, 0.9898 shares of Zoetis common stock will be exchanged for each share of Pfizer common stock accepted in the Exchange Offer.

The Exchange Offer was oversubscribed. According to the exchange agent, Computershare Trust Company, N.A., 1,680,439,287 shares of Pfizer common stock were validly tendered and not validly withdrawn, including 497,530,121 shares that were tendered by notice of guaranteed delivery. Pfizer has accepted 405,117,195 of the tendered shares in exchange for the 400,985,000 shares of Zoetis common stock owned by Pfizer. Because the Exchange Offer is oversubscribed, Pfizer accepted only a portion of the shares of Pfizer common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Stockholders who owned fewer than 100 shares of Pfizer common stock, or an “odd-lot,” who have validly tendered all of their shares and made the appropriate election will not be subject to proration, in accordance with the terms of the Exchange Offer. Based on the total number of shares of Pfizer common stock reported to be tendered prior to the expiration of the Exchange Offer, it is estimated that approximately 24% of the tendered shares of Pfizer common stock will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the Exchange Offer. This preliminary proration factor is subject to change based on the number of tendered shares that satisfy the guaranteed delivery procedures, as well as the number of “odd-lot” elections. Pfizer expects to announce the final proration factor promptly following the expiration of the guaranteed delivery period. Shares of Pfizer common stock tendered but not accepted for exchange will be returned to the tendering stockholder in book-entry form promptly after the final proration factor is announced.

On June 24, 2013, Pfizer issued a press release announcing the preliminary results of the Exchange Offer, a copy of which is filed as Exhibit (a)(4)(xxxi) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the exhibits referenced below.

(a)(4)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 24, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 24, 2013).

(a)(4)(xxxi)	Press release by Pfizer Inc., dated June 24, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 24, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2013

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name:	Douglas E. Giordano
Title:	Senior Vice President, Worldwide Business Development for Pfizer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)*	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Zoetis Inc.’s Registration Statement on Form S-4 (Registration No. 333-188750), filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2013 (the “Registration Statement”).

(a)(1)(ii)*	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99. 2 to Zoetis Inc.’s Amendment No. 1 to the Registration Statement filed with the Commission on June 3, 2013 (“Amendment No. 1”)).

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)*	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to Amendment No. 1).

(a)(4)(i)*	Press Release by Pfizer Inc., dated May 22, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filing with the SEC on May 22, 2013).

(a)(4)(ii)*	Prospectus, dated June 17, 2013 (incorporated by reference to Zoetis Inc.’s filing filed with the SEC pursuant to Rule 424(b)(3) on June 17, 2013).

(a)(4)(iii)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 22, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on May 22, 2013).

(a)(4)(iv)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 23, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on May 23, 2013).

(a)(4)(v)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 24, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on May 24, 2013).

(a)(4)(vi)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 28, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on May 28, 2013).

(a)(4)(vii)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 29, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on May 29, 2013).

(a)(4)(viii)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 30, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on May 30, 2013).

(a)(4)(ix)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 31, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on May 31, 2013).

(a)(4)(x)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 3, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 3, 2013).

(a)(4)(xi)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 4, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 4, 2013).

(a)(4)(xii)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 5, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 5, 2013).

(a)(4)(xiii)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 6, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 6, 2013).

(a)(4)(xiv)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 7, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 7, 2013).

(a)(4)(xv)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 10, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 10, 2013).

(a)(4)(xvi)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 11, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 11, 2013).

(a)(4)(xvii)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 12, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 12, 2013).

(a)(4)(xviii)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 13, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 13, 2013).

(a)(4)(xix)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 14, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 14, 2013).

(a)(4)(xx)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 17, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 17, 2013).

(a)(4)(xxi)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 17, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 17, 2013).

(a)(4)(xxii)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 17, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 17, 2013).

(a)(4)(xxiii)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 18, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 18, 2013).

(a)(4)(xxiv)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 18, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 18, 2013).

(a)(4)(xxv)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 18, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 18, 2013).

(a)(4)(xxvi)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 19, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 19, 2013).

(a)(4)(xxvii)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 19, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 19, 2013).

(a)(4)(xxviii)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 19, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 19, 2013).

(a)(4)(xxix)*	Press release by Pfizer Inc., dated June 19, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 19, 2013).

(a)(4)(xxx)*	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 24, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 24, 2013).

(a)(4)(xxxi)*	Press release by Pfizer Inc., dated June 24, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filed with the SEC on June 24, 2013).

(a)(5)(i)*	Form of Notice to Participants in Pfizer Savings Plans (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(h)(i)*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

*	Previously filed.

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